Exhibit 99.1

Iris Energy Reports Full Year FY23 Results

SYDNEY, AUSTRALIA, September 13, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy” or “the Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today reported its financial results for the full year ended June 30, 2023. All $ amounts are in United States Dollars (“USD”) unless otherwise stated.

“FY23 was a transformational year for Iris Energy”, stated Daniel Roberts, Co-Founder and Co-Chief Executive Officer of Iris Energy. “We increased our operating hashrate to 5.6 EH/s but importantly also expanded our power capacity to an industry-leading 760MW, thereby activating an expansion pathway to 30 EH/s. We also remain excited by our next-gen compute and generative AI strategy, providing an additional potential growth area for the Company.”

Full Year FY23 Financial Results

•
Record Bitcoin mining revenue of $75.5 million, as compared to $59.0 million in fiscal year 2022, primarily driven by increase in number of Bitcoin mined, partially offset by a decrease in the Bitcoin price

•	Record 3,259 Bitcoin mined, as compared to 1,399 Bitcoin mined in fiscal year 2022, primarily driven by growth in operating hashrate

•	Electricity costs of $35.8 million, as compared to $11.0 million in fiscal year 2022, primarily driven by growth in operating hashrate, with 3 new sites commissioned during the year

•	Other costs of $38.3 million, as compared to $21.8 million in fiscal year 2022. Cost base reflects materially expanded business with growth beyond existing 5.6 EH/s

•
Net loss after income tax of $171.9 million, as compared to a $419.8 million loss in fiscal year 2022. The decrease in net loss after income tax primarily reflects impact of non-cash mark-to-market of convertible instruments converted into equity at IPO during the prior period

•
Non-cash impairment charge of $105.2 million recorded in fiscal year 2023, primarily relating to the limited-recourse financing SPVs and impairment of mining hardware. The limited-recourse financing SPVs were deconsolidated on February 3, 2023 with the appointment of the Receiver

•	Adjusted EBITDA of $1.4 million as compared to $26.2 million in fiscal year 2022[1]

•	$68.9 million cash and cash equivalents as of June 30, 2023 and no debt facilities[2]

Key Operational and Corporate Highlights:

•	Increased self-mining operating capacity by 380% from 1.2 EH/s to 5.6 EH/s3

•	Announced 9.1 EH/s expansion plan and revitalization of HPC strategy

•	Expanded available power capacity from 80MW to 760MW across the platform (180MW operating)

o	Energized additional 30MW at Mackenzie and 50MW at Prince George

o	Energized 600MW at Childress (20MW operating)

•	Appointed Raymond Chabot Grant Thornton LLP as the Company’s auditor

•	Post financial year end:

o	Purchased 248 NVIDIA H100 GPUs to target generative AI

o	Appointed Sunita Parasuraman to Board of Directors

1 Adjusted EBITDA is a non-IFRS metric. See page 5 for a reconciliation to the nearest IFRS metric.
2 Reflects USD equivalent, audited cash and cash equivalents as of June 30, 2023.
3 Comparative period: June 2022 average operating capacity vs. June 2023 average operating capacity.

Webcast and Conference Details

A live webcast of the earnings conference call, along with the associated presentation, may be accessed at https://investors.irisenergy.co/events-and-presentations and will be available for replay for one year.

Date:	Wednesday, September 13, 2023
Time:	5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or September 14, 2023 at 7:00 a.m. Australian Eastern Standard Time)
	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its FY23 financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; its reliance on third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to its property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; its ability to attract, motivate and retain senior management and qualified employees; increased risks to its global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect its business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; its ability to remain competitive in dynamic and rapidly evolving industries; damage to its brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This press release includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, impairment of assets, loss on other receivables, loss on disposal of assets, foreign exchange gains and losses and other one-time expenses and income.

Adjusted EBITDA Reconciliation[1] (USD$m)	Year ended June 30, 2023	Year ended June 30, 2022
Bitcoin mining revenue	75.5	59.0
Electricity costs	(35.8)	(11.0)
Other costs	(38.3)	(21.8)
Adjusted EBITDA	1.4	26.2
Adjusted EBITDA Margin	1.9%	44.0%

Reconciliation to consolidated statement of profit or loss
Add/(deduct):
Other income	3.1	0.0
Foreign exchange gains/(losses)	(0.2)	8.0
Non-cash share-based payments expense – $75 exercise price options	(11.8)	(10.0)
Non-cash share-based payments expense	(2.6)	(3.9)
Impairment of assets	(105.2)	-
Gain/(loss) on disposal of subsidiaries	3.3	-
Loss on disposal of property, plant and equipment	(6.6)	-
Other expense items[2]	(4.6)	(4.3)
EBITDA	(123.2)	16.1
Fair value loss and interest expense on hybrid financial instruments	-	(418.7)
Other finance expense	(16.4)	(6.7)
Interest income	0.9	0.1
Depreciation	(30.9)	(7.7)
Loss before income tax expense	(169.5)	(417.0)
Income tax expense	(2.4)	(2.7)
Loss after income tax expense for the year	(171.9)	(419.8)

1)	For further detail, see our audited financial statements for the year ended June 30, 2023, included in our Annual Report on Form 20-F filed with the SEC on September 13, 2023.
2)	FY23 other expense items include one-off professional fees, legal fees and additional remuneration.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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